Austrian

05010166

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED AUG 1 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 185

SUPPL

July 25, 2005

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Prisca Havranek-Kosicek
Investor Relations Manager

Encl.

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian Airlines
Österreichische
Luftverkehrs AG
Member of IATA

Head Office
Fontanastrasse 1
A-1107 Vienna
Phone +43 (0)5 1766-0
Fax (+43 1) 688 55 05
www.aua.com

Passenger services office
Kärntner Ring 18
A-1010 Vienna
Phone +43(0)5 1766-7630
Reservation
Phone +43 (0)5 1789

Airport Base
A-1300 Vienna-Airport
Phone (+43 1) 7007-0

Disclosure under § 14 HGB:
Stock Company, Vienna
Commercial Court Vienna

Austrian

July 25, 2005

Ad-hoc Release

REDUCTION IN RESULT DUE TO DIFFICULT OPERATING ENVIRONMENT

Half-year result of the Austrian Airlines Group (January to June 2005)

The first half-year of 2005 was marked by very high fuel prices (peaks of over US$ 600/ton), overcapacity in the market and a weak load factor, especially in the first quarter. Despite increases in passenger volume and stabilisation in the load factor, which the company was even able to raise above last year's figure at the end of the second quarter, these factors combined to produce a clear reduction in the result overall.

Compared to the same period last year, the adjusted EBIT fell from EUR -8.5m to EUR -63.5m. The EBIT, meanwhile, slid from EUR -18.9m to EUR –93.3m. Result before tax was EUR –106.6m, against EUR –27.5m the previous year (adjusted: down from EUR –18.3m last year to EUR – 83.3m in 2005).

Vagn Soerensen, Chief Executive Officer of Austrian Airlines, commented as follows on the half-year result for 2005: 'At the beginning of the year, we slowed down our planned growth and adjusted flight capacity where necessary. At the same time, we launched an extensive sales offensive and increased the competitiveness of our Vienna hub by supporting transfer charges. As a result, we succeeded in increasing passenger figures and stabilising our load factor in the second quarter, although it was not possible to compensate the negative environmental factors with such measures. The winter period, when demand tends to be lower due to seasonal factors in any case, is expected to produce a highly volatile demand trend, which we will proactively counter through targeted capacity adjustments and tight cost management. Due to the challenging operating environment – fuel prices and overcapacity in particular – we expect to see a negative adjusted EBIT for 2005 as a whole.

Tense result situation

Due to the sharp increase in fuel costs and weak load factor, particularly in the first quarter, the Austrian Airlines Group reported a significant reduction in its result in the reporting period. The operative EBIT fell from EUR -18.9m in the first half-year of 2004 to EUR -93.3m in January-June 2005. The figure for result before tax worsened to EUR -106.6m (previous year: -27.5m).

Turnover increased slightly

As a result of the lower levels of demand, flight revenue in the first half-year of 2005 rose slightly to EUR 1,013.1m (+3.1%). Other revenue fell to EUR 2.2m (2004: EUR 21.8m), due in particular to reporting date valuations of foreign currency. Operating revenue rose by 1.3 % in the reporting period to reach EUR 1,082.0m.

Expenses increase due to high fuel costs

Operating expenses reached a level of EUR 1,175.3m in the first six months of 2005, an increase of 8.1 % compared to the same period last year. As well as the dramatic rise in kerosene prices, this increase was caused by rises in personnel expenditure due to seasonal effects following the expansions in production introduced in the 2004 summer schedule. Due to the sharply increased kerosene prices, fuel expenditure in the first half-year rose by 42.1% to EUR 181.7m. The average kerosene price in this period was USD 517/ton, significantly above the planning assumptions of the Austrian Airlines Group for 2005 of USD 450/ton (previous year: USD 240/ton). As a result, fuel costs as a percentage of total expenditure before exceptionals have risen from 11.6 % to 15.5 % within the space of a year. A relatively minor proportion of the resultant cost increases was passed on to passengers through surcharges. Although the fuel surcharges introduced in mid-2004 were reduced for a short period of time in January 2005 due to a slight relaxation in crude oil prices, the renewed increase in the oil price since then to almost USD 60/barrel has necessitated two further increases. The fuel surcharges on long-haul services were raised on 15 May 2005, and a further increase took effect in the long-haul and short-/medium-haul segments from 8 July 2005.

Cash flow from operating activities stable

Despite the sharp reduction in the result, cash flows from operating activities were held stable in the reporting period at EUR 146.0m (previous year: EUR 146.1m). Cash flows from investment activities increased from EUR -127.5m to EUR -135.6m.

Chief Finance Officer Thomas Kleibl made the following statement on the half-yearly report: 'Regrettably, the dramatic increase in crude oil prices has continued unabated into the second quarter, and is now moving at a new record level. The continuous high kerosene prices, which are way above our original internal assumptions, can only be compensated to a small degree through results hedging measures. Consequently the results situation in the first half-year remains highly tense due to the drastic rise in fuel costs and the unexpectedly low load factor.'

Financial Result, 1st Half-Year 2005

Key Figures	Unit	1-6/2005	1-6/2004	+/- %
Revenue	EURm	1,077.5	1,047.8	2.8
Operating revenue	EURm	1,082.0	1,067.9	1.3
Operating expenses	EURm	-1,175.3	-1,086.8	-8.1
EBITDAR	EURm	47.7	105.9	-55.0
EBITDAR adjusted [1]	EURm	77.6	134.5	-42.3
EBIT	EURm	-93.3	-18.9	-
EBIT adjusted [2]	EURm	-63.5	-8.5	-
Financial result	EURm	-13.3	-8.6	-54.7
Result before tax	EURm	-106.6	-27.5	-
Result before tax adjusted [2]	EURm	-83.3	-18.3	-
Result after tax	EURm	-79.9	-40.5	-
Result after tax adjusted [2]	EURm	-56.6	-31.3	-
Cash flows from operating activities	EURm	146.0	146.1	-0.1
Net loss for the reporting period	EURm	-79.1	-41.0	-
Passengers carried (scheduled and charter services)		4,499,094	4,418,915	1.8
Passenger load factor (scheduled services)	%	69.8	71.1	-1.3 P.
Cargo	Tons	72,509	70,332	3.1

1 Adjusted for profits/losses from the disposal of assets, other disposal costs of aircraft (2005: EUR 0.0m, 2004: EUR 5.7m) and for exchange rate valuations at the reporting date.

2 Adjusted for profits/losses from the disposal of assets, other disposal costs of aircraft, exchange rate valuations at the reporting date and revaluations of aircraft.

Slowdown in traffic growth/specialisation continues

Despite the fact that Austrian continued with its strategy of expansion in the first half-year of 2005, capacity growth on **scheduled services** slowed down in the early months of the new financial year due to the weaker demand. While availability (available seat kilometers) increased by 4.2 % compared to the previous year, revenue passenger kilometers - used as a measure of demand - rose by 2.3 %. With a passenger load factor of 69.8 % (-1.3P) in the first half-year, the load factor was slightly down. The second quarter saw a number of sharp improvements, however. The number of passengers carried rose by 1.5 % to 3,811,591. Revenue in the scheduled segment rose from EUR 875.1m to EUR 902.7m (+3.2%). The unadjusted EBIT for the scheduled segment fell to EUR -82.2m in the reporting period (2004: EUR -10.2m).

Chief Commercial Officer Dr. Josef E. Burger said the following: 'In the present challenging competitive environment, we are continuing with our clear strategy of specialisation. We are deepening our successful Focus East concept, strengthening our position on long-range routes to the Far East and Australia and using our expansionist Levant and Middle East strategy to grow our traffic system into a three-column-transfer concept.

The development of our new route additions to Varna (Bulgaria) and Sibiu (Romania) in the East, Alexandria and Amman in the Middle East and Basle and Turin in Western Europe has been extremely promising.

Our offensive sales measures in the business travel segment such as 'silverticket' and the introduction of a new corporate bonus programme, 'Star Alliance Company Plus', alongside targeted `redticket` campaigns focusing on online sales and expansions in availability of electronic tickets (etix®) show a good booking situation.'

The **charter segment** was strongly influenced by the consequences of the tsunami disaster in the Indian Ocean in the early months of 2005, particularly in the long-haul segment. As a result of production cutbacks following the tsunami, the volume of passengers travelling to the region fell by around 65% compared to the previous year. Switching the long-haul programme to other destinations, the Caribbean in particular, enabled the company to make up part of this reduction. A total of 687,503 passengers were carried on charter services in the first six months of the year, an increase of 3.6%. A marked catch-up effect began to impact upon passenger growth as the year progressed, especially in the second quarter. In an effort to expand its individual seat sales, the company introduced a new online booking platform and a new internet presence (www.laudaair.com) in June 2005. Despite the ongoing difficult situation in long-haul in the wake of the tsunami, the company succeeded in keeping its revenues in the charter segment approximately the same as last year at EUR 110.4m. The unadjusted EBIT fell from EUR -10.9m in the first six months of 2004 to EUR -13.7m in the comparable period in 2005.
Taken by **geographical segment**, long-haul scheduled services to Asia and Australia expanded significantly. The trend in demand varied from region to region, and was below expectations in some geographical segments. The geographical segment of Australia reported the largest increase in passengers. In the short-haul and medium-haul segments, meanwhile, capacity only increased marginally in the early months of 2005 due to the challenging competitive environment. As levels of demand began to recover in the second quarter, the product range was expanded on a step-by-step basis, and went on to sell well. The highest levels of passenger growth were achieved in the geographical segments of South-Eastern Europe, the Middle East, Scandinavia and Central Asia.

In the charter segment, the most important point in the medium-haul segment was the significant expansion of business to Turkey, Greece and Bulgaria. In the long-haul segment, there was strong growth in traffic to the Dominican Republic.

Strategic fleet adjustment continues

Investment in tangible and intangible assets in the first six months of 2005 rose to EUR 157.5m (previous year: EUR 116.6m). As at 30 June 2005, two Airbus A319, two Bombardier Q400, two Boeing B737-800 and two Fokker 100 had been newly introduced into the fleet, bringing to an end the overwhelming majority of scheduled fleet investment for 2005.

Further important steps were taken in Austrian's strategic adjustment of its fleet areas in the reporting period. All four MD-87 withdrawn from operation at the end of 2004 were transferred to the purchaser; negotiations are currently underway over the sale of the remaining aircraft in the MD-80 fleet, two MD-83, which were used in charter operations until June. As a result of the consistent reduction in unnecessary capacity and fleet adjustment, one Boeing B737-600, one Dash 8-300 (with purchase agreement) and three Embraer 145 were being leased outside the Austrian Airlines Group. One Boeing B737-300 and one Fokker 100 have been operated by the subsidiary company Slovak Airlines.

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3642, Fax: +43 (0) 5 1766 3333, e-mail: prisca.havranek-kosicek@aua.com

Rückfragehinweis / For further information: Unternehmens- & Marktkommunikation / Corporate- & Market Communications-A U S T R I A N A I R L I N E S G R O U P: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com / mailto:livia.dandrea-boehm@aua.com / mailto:patricia.strampfer@aua.com, www.aua.com / www.austrianairlines.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

ad-05-11e (Ergebnis H1-05).doc

Austrian



Letter to Shareholders

January - June 2005

The Austrian Airlines Group at a glance

		1-6 / 2005	1-6 / 2004	+/- %
Revenue	EURm	1,077.5	1,047.8	2.8
EBITDAR adjusted [1]	EURm	77.6	134.5	-42.3
EBITDAR	EURm	47.7	105.9	-55.0
EBIT adjusted [2]	EURm	-63.5	-8.5	-
EBIT	EURm	-93.3	-18.9	-
Profit before tax adjusted [2]	EURm	-83.3	-18.3	-
Profit before tax	EURm	-106.6	-27.5	-
Cash flows from operating activities	EURm	146.0	146.1	-0.1
Passengers carried		4,499,094	4,418,915	1.8
Passenger load factor (scheduled services)	%	69.8	71.1	-1.3 P.

1 Adjusted for profits/losses from the disposal of assets, disposal costs aircraft (2005: EUR 0,0m, 2004: EUR 5,7m) and for exchange rate valuations at the reporting date

2 Adjusted for profits/losses from the disposal of assets, disposal costs aircraft, for exchange rate valuations at the reporting date and revaluations of aircraft

Austrian

Highlights

Slowdown in growth and sales offensives in reaction to harsh operating environment

- Extensive sales-side measures introduced since beginning of year
- Slowdown in production growth (+4.2% ASK)
- Improvement in load factor situation in second quarter
- Passenger load factor (scheduled flights) falls slightly to 69.8% (-1.3P)

Results situation still tense due to continuing bull market in oil prices

- Fuel prices still at record levels
- EBIT: EUR –93.3m (2004 figure: EUR –18.9m)
- Profit before tax: down from EUR –27.5m last year to EUR –106.6m

Focus East – consistent progress in strategy

- New destinations and extra frequencies with summer schedule 05
- Acquisition of majority shareholding in Slovak Airlines completed

Contacts

Investor Relations
Prisca Havranek-Kosicek
Tel.: ++43 (0)5 1766 - 3642
Fax: ++43 (0)5 1766 - 3333
E-Mail: investor.relations@aua.com
Internet: http://www.austrianairlines.co.at

Communications
Johannes Davoras
Tel.: ++43 (0)5 1766 - 1230
Fax: ++43 (0)1 688 65 26
E-Mail: public.relations@aua.com

Austrian Airlines Head Office
1107 Wien, Fontanastraße 1
Tel.: ++43 (0)5 1766 - 0
Fax: ++43 (0)1 688 55 05
Internet: http://www.aua.com

Austrian

A Word from the Board of Management

Dear Shareholders,

The difficult operating environment that has dominated the industry since autumn of last year has continued throughout the first half-year of 2005. The competitive environment is extremely volatile at present, and continues to be influenced by the high level of overcapacity in the industry. The beginning of the year was decisively shaped by the disastrous flooding in the Indian Ocean, which had a hugely negative impact on demand for traffic into the region.

The Austrian Airlines Group has reacted rapidly and consistently to the emerging reduction in demand, however. This has enabled us to slow down our planned growth and adjust flight capacity as and when necessary. At the same time, we have launched an extensive sales offensive and increased the competitiveness of our Vienna hub by supporting transfer charges. The introduction of 'silverticket – upgrade to business' has allowed us to strengthen our market share in the business travel segment. We have also successfully grown our online product sales with targeted web sales campaigns and by expanding availability of electronic tickets (etix®).

As the load factor situation was significantly below expectations in the first quarter, when demand is traditionally low, the load factor in the second quarter overall increased to a figure only marginally below that for last year. At the end of the quarter, the company even succeeded in raising the load factor above its level for the comparable period last year. In the long-haul segment, demand for flights in individual geographical segments was slower than anticipated.

After a slight relaxation in the early months of 2005, the dramatic increase in crude oil prices continued unabated in the second quarter, and is currently at a new record level of slightly below 60 USD/barrel. The continuing high kerosene prices, which are far above internal assumptions, can only be offset to a degree with results hedging measures. Consequently, the results situation remained extremely tense in the first half-year due to the sharply increased fuel costs and the unexpectedly low load factor.

Despite this challenging competitive environment, we continue to implement our successful Focus East strategy as before. In the summer schedule 2005, we have continued to build on our competitive position in strategic key markets with targeted expansions of capacity in an effort to develop our competitive position. Our takeover of a majority shareholding in Slovak Airlines in January 2005 will also allow us to reap the future rewards of the dynamic growth in the Slovakian aviation market. The company also carried out its acquisition of the remaining shares in Airest in the first half-year.

Austrian

Due to our offensive sales measures, we are confident of our ability to stabilise the load factor for the summer season at its level for the previous year. The winter period, when demand tends to be lower due to seasonal factors in any case, is expected to produce a highly volatile demand trend, which we will proactively counter through targeted capacity adjustments and tight cost management. Due to the challenging operating environment - fuel prices and overcapacity in particular - we expect to see a negative adjusted EBIT for 2005 as a whole.

Vagn Soerensen, CEO	Josef Burger, CCO	Thomas Kleibl, CFO

Austrian

Business Trends

Slovak Airlines consolidated

The present interim financial statement has been prepared according to the same accounting methods as the annual financial statements as at 31 December 2004. Due to the takeover of a 62% share in Slovak Airlines in January 2005, this is the first reporting period in which Slovak is shown as being fully consolidated. Due to the presumption of disposal, Airest has been fully consolidated for the first time subject to IFRS 5 in its simplified form.

Slight increase in revenue

As a result of the lower levels of demand, flight revenue in the first half-year of 2005 rose slightly to EUR 1,013.1m (+3.1%). Other revenue fell to EUR 2.2m (2004: EUR 21.8m), due in particular to reporting date valuations of foreign currency. Operating revenue rose by 1.3% in the reporting period to reach EUR 1,082.0m.

Increase in expenditure due to high fuel costs

Fuel expenditure: +42.1%

Operating expenses reached a level of EUR 1,175.3m in the first six months of 2005, an increase of 8.1% compared to the same period last year. As well as the dramatic rise in kerosene prices, this increase was caused by rises in personnel expenditure due to seasonal effects following the expansions in production introduced in the 2004 summer schedule. Due to the sharply increased kerosene prices, fuel expenditure in the first half-year rose by 42.1% to EUR 181.7m. The average kerosene price in this period was USD 517/ton, significantly above the planning assumptions of the Austrian Airlines Group for 2005 of USD 450/ton (previous year: USD 240/ton). As a result, fuel costs as a percentage of total expenditure before exceptionals have risen from 11.6% to 15.5% within the space of a year. A relatively minor proportion of the resultant cost increases was passed on to passengers through surcharges. Although the fuel surcharges introduced in mid-2004 were reduced for a short period of time in January 2005 due to a slight relaxation in crude oil prices, the renewed increase in the oil price since then to almost USD 60/barrel has necessitated two further increases. The fuel surcharges on long-haul services were raised on 15 May 2005, and a further increase took effect in the long-haul and short-/medium-haul segments from 8 July 2005.

Tense result situation

Due to the sharp increase in fuel costs and weak load factor, particularly in the first quarter, the Austrian Airlines Group reported a significant reduction in its result in the reporting period. The operative EBIT fell from EUR -18.9m in the first half-year of 2004 to EUR -93.3m in January-June 2005. The figure for profit before tax worsened to EUR -106.6m (previous year: EUR -27.5m).

Austrian

Cash flows from operating activities stable

Despite the sharp reduction in the result, cash flows from operating activities were held stable in the reporting period at EUR 146.0m (previous year: EUR 146.1m). Cash flows from investment activities increased from EUR -127.5m to EUR -135.6m.

Strategic fleet adjustment continues

Investment in tangible and intangible assets in the first six months of 2005 rose to EUR 157.5m (previous year: EUR 116.6m). As at 30 June 2005, two Airbus A319, two Dash 8-400Q, two Boeing B737-800 and two Fokker 100 had been newly introduced into the fleet, bringing to an end the overwhelming majority of scheduled fleet investment for 2005.

MD-80 fleet withdrawn from service

Further important steps were taken in Austrian's strategic adjustment of its fleet areas in the reporting period. All four MD-87 withdrawn from operation at the end of 2004 were transferred to the purchaser; negotiations are currently underway over the sale of the remaining aircraft in the MD-80 fleet, two MD-83, which were used in charter operations until June. As a result of the consistent reduction in unnecessary capacity and fleet adjustment, one Boeing B737-600, one Dash 8-300 (with purchase agreement) and three Embraer 145 were being leased outside the Austrian Airlines Group. One Boeing B737-300 and one Fokker 100 were in use at subsidiary company Slovak Airlines.

Segments

Under IFRS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

Scheduled revenue increased

Despite the fact that Austrian continued with its strategy of expansion in the first half-year of 2005, capacity growth on **scheduled services** slowed down in the early months of the new financial year due to the weaker demand. While capacity (available seat kilometers) increased by 4.2% compared to the previous year, revenue passenger kilometers - used as a measure of demand - rose by 2.3%. With a passenger load factor of 69.8% (-1.3P) in the first half-year, the load factor was slightly down. The second quarter saw a number of sharp improvements, however, with the load factor reaching its level for the previous year. The number of passengers carried rose by 1.5% to 3,811,591. Revenue in the scheduled segment rose from EUR 875.1m to EUR 902.7m (+3.2%). The unadjusted EBIT for the scheduled segment fell to EUR -82.2m in the reporting period (2004: EUR -10.2m).

Austrian

Consequences of tsunami

The **charter segment** was strongly influenced by the consequences of the tsunami disaster in the Indian Ocean in the early months of 2005, particularly in the long-haul segment. As a result of production cutbacks following the tsunami, the volume of passengers travelling to the region fell by around 65% compared to the previous year. Switching the long-haul programme to other destinations, the Caribbean in particular, enabled the company to make up part of this reduction. A total of 687,503 passengers were carried on charter services in the first six months of the year, an increase of 3.6%. A marked catch-up effect began to impact upon passenger growth as the year progressed, especially in the second quarter. In an effort to expand its individual seat sales, the company introduced a new online booking platform and a new internet presence (www.laudaair.com) in June 2005. Despite the ongoing difficult situation in long-haul in the wake of the tsunami, the company succeeded in keeping its revenues in the charter segment approximately the same as last year at EUR 110.4m. The unadjusted EBIT fell from EUR -10.9m in the first six months of 2004 to EUR -13.7m in the comparable period in 2005.

The **complementary services segment** (which includes catering, third party handling and aircraft leasing) recorded revenues of EUR 64.4m (-1.5%) in the reporting period. The unadjusted EBIT rose slightly to EUR 2.6m (previous year: EUR 2.2m).

Expansion in long-haul

Taken by **geographical segment**, long-haul scheduled services to Asia and Australia expanded significantly. The trend in demand varied from region to region, and was below expectations in some geographical segments. The geographical segment of Australia reported the largest increase in passengers. In the short-haul and medium-haul segments, meanwhile, capacity only increased marginally in the early months of 2005 due to the challenging competitive environment. As levels of demand began to recover in the second quarter, the product range was expanded on a step-by-step basis, and went on to sell well. The highest levels of passenger growth were achieved in the geographical segments of South-Eastern Europe, the Middle East, Scandinavia and Central Asia.

In the charter segment, the most important point in the medium-haul segment was the significant expansion in business to Turkey, Greece and Bulgaria. In the long-haul segment, there was strong growth in traffic to the Dominican Republic.

Austrian

Austrian Airlines on the Capital Market

Reduction in Austrian Airlines share price

Share price trend

The trend in airline share prices has been strongly influenced by the development of oil prices in recent months. As a result of the record oil prices and continued weakness of demand, the Austrian Airlines share price slid from EUR 10.05 to EUR 6.43, closing at a level of EUR 7.05 on 30 June 2005. With fuel costs expected to remain high for the rest of the financial year, several investment banks have reclassified their recommendation of Austrian Airlines shares as 'neutral'.

Cancellation of dividend for 2004

The financial strategy of the Austrian Airlines Group aims to achieve lasting restructuring of the result from operating activities and a clear reduction in the debt level and net gearing. This continues to be too high despite the significant reductions achieved to date. Due to the lack of a balance sheet profit at the parent company, it was not possible to pay a dividend for the financial year 2004.

Investor Relations – comprehensive information for financial community

Up-to-the-minute information

The investor relations strategy of the Austrian Airlines Group is designed to provide the financial community with a wide range of information, openness and transparency. In an effort to meet the needs of shareholders for up-to-the-minute information more effectively still, the internal processes by which quarterly and annual reports are produced have been improved and accelerated, so enabling the Austrian Airlines Group to publish its Annual Report 2004 by the end of February 2005. The Annual General Meeting was held on 15 March 2005.

Recently, management has directly informed institutional investors, analysts and private shareholders about corporate trends and perspectives at a number of national and international events.

Financial Calendar

Publication of Third Quarter Results	25 October 2005

Austrian

IFRS Consolidated Income Statement

EURm.		1-6/2005	1-6/2004	+/- %	4-6/2005	4-6/2004	+/- %
Flight revenue		1,013.1	982.4	3.1	580.1	541.5	7.1
Other revenue		64.4	65.4	-1.5	34.9	35.3	-1.1
Revenue		1,077.5	1,047.8	2.8	615.0	576.8	6.6
Changes in inventories		0.3	0.3	0.0	0.1	0.2	-50.0
Result from disposal of non-current assets		2.0	-2.0	-	-0.6	-0.9	33.3
Other operating income [1]		2.2	21.8	-89.9	-2.2	27.1	-
Operating revenue		1,082.0	1,067.9	1.3	612.3	603.2	1.5
Expenses for materials and services [2]		-706.5	-645.2	-9.5	-393.8	-354.1	-11.2
Personnel expenses		-245.7	-224.2	-9.6	-126.3	-114.6	-10.2
Other operating expenses [2]		-82.1	-92.6	11.3	-39.5	-44.9	+12.0
EBITDAR		47.7	105.9	-55.0	52.7	89.6	-41.2
EBITDAR adjusted [3]		77.6	134.5	-42.3	73.0	92.1	-20.7
Depreciation and amortisation [4]		-110.1	-86.7	-27.0	-56.0	-47.6	-17.6
Rentals		-30.9	-38.1	18.9	-16.4	-20.2	+18.8
Operating expenses		-1,175.3	-1,086.8	-8.1	-632.0	-581.4	-8.7
Result from operating activities (EBIT)		-93.3	-18.9	-	-19.7	21.8	-
Result from operating activities (EBIT) adjusted [5]		-63.5	-8.5	-	0.5	19.2	-97.4
Result from associates		-0.2	-0.1	-	-0.1	-0.1	0.0
Financial expenses		-36.1	-23.7	-52.3	-19.1	-10.5	-81.9
Financial income		14.1	12.6	11.9	7.6	6.8	11.8
Profit from the disposal of financial assets		0.0	1.4	-	0.0	1.1	-
Other financial expenses and income [6]		8.9	1.2	-	5.7	1.0	-
Financial result		-13.3	-8.6	-54.7	-5.9	-1.7	-
Profit/Loss before tax		-106.6	-27.5	-	-25.6	20.1	-
Profit/Loss before tax adjusted [5]		-83.3	-18.3	-	-8.8	16.6	-
Income taxes		26.7	-13.0	-	26.7	-13.0	-
Profit/Loss after tax		-79.9	-40.5	-97.3	1.1	7.1	-84.5
Profit/Loss after tax adjusted [5]		-56.6	-31.3	-80.8	17.9	3.6	-
Minority interests		0.8	-0.5	-	0.8	-0.2	-
Net profit/Net loss for the period		-79.1	-41.0	-92.9	1.9	6.9	-72.5
Earnings per share	EUR	-2.45	-1.27	-92.9	0.06	0.21	-71.4
Diluted earnings per share	EUR	-2.33	-1.21	-92.6	0.06	0.20	-70.0

1 Inclusive of profits/losses from exchange rate valuations at the reporting date (2005: EUR -31,9m, 2004: EUR -20,9m)

2 Figures for 2004 regrouped according to changes in reporting structure

3 Adjusted for profits/losses from the disposal of assets, disposal costs aircraft (2005: EUR 0,0m, 2004: EUR 5,7m) and for exchange rate valuations at the reporting date

4 Inclusive of revaluations according to IAS 36, Impairment (2005: EUR 0,0m, 2004: EUR 18,2m)

5 Adjusted for profits/losses from the disposal of assets, disposal costs aircraft, for exchange rate valuations at the reporting date and revaluations of aircraft

6 Inclusive of losses (2005: EUR -0,5m, 2004: EUR 0,0m) from non-current assets classified as held for sale

Austrian

IFRS Consolidated Balance Sheet

Assets

EURm	30.6.2005	31.12.2004	+/- %	30.6.2004	+/- %
Intangible assets	47.2	23.9	97.5	26.0	81.5
Aircraft	2,509.8	2,481.9	1.1	2,503.7	0.2
Other tangible assets	167.3	163.3	2.4	165.5	1.1
Investments in associates	13.1	16.0	-18.1	17.3	-24.3
Other financial assets	224.1	224.5	-0.2	241.2	-7.1
Other non-current assets	88.1	102.0	-13.6	76.0	15.9
Deferred tax assets	141.9	115.6	22.8	115.8	22.5
Non-current assets	3,191.5	3,127.2	2.1	3,145.5	1.5
Inventories	59.9	52.2	14.8	48.3	24.0
Trade receivables	216.9	149.4	45.2	186.4	16.4
Other current assets	92.3	64.1	44.0	70.0	31.9
Short-term investments	0.0	0.0	-	29.5	-
Cash on hand and at bank	78.2	68.0	15.0	140.6	-44.4
Current assets	447.3	333.7	34.0	474.8	-5.8
Total assets	3,638.8	3,460.9	5.1	3,620.3	0.5

Shareholders' equity and liabilities

EURm	30.6.2005	31.12.2004	+/- %	30.6.2004	+/- %
Issued share capital	247.2	247.2	0.0	247.2	0.0
Reserves	399.1	343.5	16.2	353.0	13.1
Net profit/Net loss for the period	-79.1	40.2	-	-41.0	-92.9
Equity attributable to shareholders to Austrian Airlines AG	567.2	630.9	-10.1	559.2	1.4
Minority interests	-2.6	1.9	-	1.4	-
Shareholders' equity	564.6	632.8	-10.8	560.6	0.7
Provisions	486.1	460.5	5.6	445.8	9.0
Interest-bearing liabilities	1,498.6	1,462.6	2.5	1,672.8	-10.4
Other liabilities	28.6	26.0	10.0	26.0	10.0
Non-current liabilities	2,013.3	1,949.1	3.3	2,144.6	-6.1
Provisions	409.0	351.3	16.4	375.8	8.8
Interest-bearing liabilities	389.9	354.1	10.1	270.6	44.1
Income tax liabilities	3.6	2.5	44.0	4.5	-20.0
Other liabilities	258.4	171.1	51.0	264.2	-2.2
Current liabilities	1,060.9	879.0	20.7	915.1	15.9
Total shareholders' equity and liabilities	3,638.8	3,460.9	5.1	3,620.3	0.5

Austrian

IFRS Statement of Changes in Shareholders' Equity

EURm	Issued share capital	Capital reserves	Retained earnings incl. Net loss for the period	Total
Shareholders' equity at 31.12.2003	247.2	278.0	79.3	604.5
Other changes	-	-	-4.3	-4.3
Net loss for the period	-	-	-41.0	-41.0
As at 30.6.2004	247.2	278.0	34.0	559.2
Shareholders' equity at 31.12.2004	247.2	278.0	105.7	630.9
Changes according IAS 39	-	-	13.9	13.9
Other changes	-	-	1.5	1.5
Net loss for the period	-	-	-79.1	-79.1
As at 30.6.2005	247.2	278.0	42.0	567.2

IFRS Cash Flow Statement

EURm	1-6/2005	1-6/2004	+/- %	4-6/2005	4-6/2004	+/- %
Profit/Loss before tax	-106.6	-27.5	-	-25.6	20.1	-
Depreciation of non-current assets	110.1	86.7	27.0	56.0	47.5	17.9
Result from sale of non-current assets	-2.0	2.0	-	0.6	0.9	-33.3
Result from associates	0.2	0.1	-	0.1	0.0	-
Net interest	22.0	11.1	98.2	11.6	3.7	-
Income taxes paid	1.4	-0.1	-	-0.6	-0.1	-
Changes in inventories	-7.1	3.0	-	-9.6	-5.1	-88.2
Changes in assets	-46.3	-57.5	19.5	-2.5	-13.0	80.8
Changes in provisions	74.2	23.8	-	27.0	-16.1	-
Changes in liabilities (excl. financial liabilities)	68.2	83.6	-18.4	60.2	51.3	17.3
Other non-cash changes	31.9	20.9	52.6	19.7	-4.1	-
Cash flows from operating activities	146.0	146.1	-0.1	136.9	85.1	60.9
Investments in tangible and intangible assets	-157.5	-116.6	-35.1	-107.2	-35.1	-
Increases in Other financial assets	0.6	-24.3	-	3.3	-24.3	-
Cash acquired from first time consolidation	0.7	0.0	-	0.0	0.0	-
Income from sale of non-current assets	6.5	0.8	-	1.6	0.0	-
Financial income	14.1	12.6	11.9	7.6	6.8	11.8
Cash flows from investing activities	-135.6	-127.5	-6.4	-94.7	-52.6	-80.0
Changes in interest-bearing liabilities	35.8	-13.5	-	-0.7	-9.1	92.3
Financial expenses	-36.0	-23.7	-51.9	-19.0	-10.5	-81.0
Cash flows from financing activities	-0.2	-37.2	99.5	-19.7	-19.6	-0.5
Change in cash and cash equivalents	10.2	-18.6	-	22.5	12.9	74.4
Cash and cash equivalents at beginning of period	68.0	188.7	-64.0	55.7	157.2	-64.6
Cash and cash equivalents at end of period	78.2	170.1	-54.0	78.2	170.1	-54.0

Austrian

Traffic Statistics and Key Figures

Employees

	1-6/2005	1-6/2004	+/- %	4-6/2005	4-6/2004	+/- %
Average [1]	8,381	7,428	12.8	8,488	7,606	11.6
End of period [1]	8,570	7,674	11.7	-	-	-

Traffic Statistics (Scheduled and Charter traffic)

Scheduled traffic		1-6/2005	1-6/2004	+/- %	4-6/2005	4-6/2004	+/- %
Revenue passenger kilometers	(000)	8,287,296	8,104,933	2.3	4,538,703	4,407,521	3.0
Available seat kilometers	(000)	11,874,205	11,394,929	4.2	6,356,621	6,162,526	3.1
Passenger load factor	in %	69.8	71.1	-1.3P.	71.4	71.5	-0.1P.
Passengers carried		3,811,591	3,755,538	1.5	2,155,589	2,051,588	5.1
Block hours		135,966	129,341	5.1	72,235	67,331	7.3
RTK	(000)	1,128,981	1,097,835	2.8	611,648	594,516	2.9
ATK	(000)	1,641,287	1,578,515	4.0	881,841	855,084	3.1
Overall load factor	in %	68.8	69.5	-0.7P.	69.4	69.5	-0.1P.
Freight tons		72,509	70,332	3.1	37,661	37,274	1.0
Charter traffic							
Available seat kilometers	(000)	2,363,296	2,267,103	4.2	1,402,062	1,178,988	18.9
Passengers carried		687,503	663,377	3.6	479,059	427,056	12.2
Block hours		19,916	19,763	0.8	12,574	11,129	13.0
Total							
RTK	(000)	1,302,401	1,268,829	2.6	710,639	680,767	4.4
ATK	(000)	1,914,006	1,839,402	4.1	1,038,568	985,789	5.4
Passengers carried		4,499,094	4,418,915	1.8	2,634,648	2,478,644	6.3

Capital market figures

		1-6/2005	1-6/2004	+/- %	4-6/2005	4-6/2004	+/- %
„Reuters code"		AUAV.VI					
Share price High	EUR	10.05	13.60	-	8.44	13.60	-
Share price Low	EUR	6.43	6.57	-	6.43	9.98	-
Share price (end of period)	EUR	7.05	12.21	-	7.05	12.21	-
Market capitilisation (end of period)	EURm	239.7	415.1	-	239.7	415.1	-
Turnover on Vienna Stock Exchange	EURm	163.9	292.8	-	71.7	93.1	-

1 Inklusive Slovak Airlines (2005) and employees currently in training or similar